UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 13)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                          First Aviation Services Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    31865W108
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Erich W. Merrill, Jr.
                                 Miller Nash LLP
                              111 S.W. Fifth Avenue
                                   Suite 3400
                             Portland, Oregon 97204
                                 (503) 224-5858

                                January 12, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

                              (Page 1 of 14 Pages)

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CUSIP No. 31865W108               13D/A                   Page  2  of  14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
            13-3688497
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
       3.   SEC USE ONLY
--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS
            WC (See Item 3)
--------------------------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        -0- shares (See Item 5)
                           -----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,174,144 (See Item 5)
                           -----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        -0- shares (See Item 5)
           WITH            -----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,174,144 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,144 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                        [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------


                              (Page 2 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP NO.  31865W108              13D/A                   Page  3  of  14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund,
            Ltd.
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only): (No I.R.S. Identification Number)
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
       3.   SEC USE ONLY
--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS
            WC (See Item 3)
--------------------------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2 (d) OR 2 (e)                                [ ]
--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        -0- shares (See Item 5)
                           -----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,174,144 (See Item 5)
                           -----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        -0- shares (See Item 5)
           WITH            -----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,174,144 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,144 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                        [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------



                              (Page 3 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP NO. 31865W108               13D/A                   Page  4  of  14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
            I
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
            13-3953291
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
       3.   SEC USE ONLY
--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS
            WC (See Item 3)
--------------------------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
          NUMBER OF               7.    SOLE VOTING POWER
          SHARES                        -0- shares (See Item 5)
                           -----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,174,144 (See Item 5)
                           -----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        -0- shares (See Item 5)
           WITH            -----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,174,144 (See Item 5)
-------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,144 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                        [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------



                              (Page 4 of 14 Pages)

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CUSIP No. 31865W108               13D/A                   Page  5  of  14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON: Nelson Obus
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
       3.   SEC USE ONLY
--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS
            PF (See Item 3)
--------------------------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
          NUMBER OF               7.    SOLE VOTING POWER
          SHARES                        -0- shares (See Item 5)
                           -----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,174,144 (See Item 5)
                           -----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        -0- shares (See Item 5)
           WITH            -----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,174,144 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,144 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                        [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------



                             (Page 5 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP No. 31865W108               13D/A                   Page  6  of  14 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON: Joshua H. Landes
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
       3.   SEC USE ONLY
--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS
            AF (See Item 3)
--------------------------------------------------------------------------------
       5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        -0- shares (See Item 5)
                           -----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,174,144 (See Item 5)
                           -----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        -0- shares (See Item 5)
           WITH            -----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,174,144 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,144 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                        [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------



                              (Page 6 of 14 Pages)7

--------------------------------------------------------------------------------
CUSIP NO. 31865W108               13D/A                Page  7  of  14  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON: Wynnefield Capital Management LLC
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
            13-4018186
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
       3.   SEC USE ONLY
--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS
            AF (See Item 3)
--------------------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [ ]
--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            New York
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        -0- shares (See Item 5)
                           -----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,174,144 (See Item 5)
                           -----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        -0- shares (See Item 5)
           WITH            -----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,174,144 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,144 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                        [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            OO (Limited Liability Company)
--------------------------------------------------------------------------------





                              (Page 7 of 14 Pages)

--------------------------------------------------------------------------------
CUSIP NO. 31865W108               13D/A                Page  8  of  14  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON: Wynnefield Capital, Inc.
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
            13-3688495
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                                            (b) [ ]
--------------------------------------------------------------------------------
       3.   SEC USE ONLY
--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS
            AF (See Item 3)
--------------------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [ ]
--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        -0- shares (See Item 5)
                           -----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,174,144 (See Item 5)
                           -----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        -0- shares (See Item 5)
           WITH            -----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,174,144 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,144 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                        [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------



                                 (Page 8 of 14)

--------------------------------------------------------------------------------
CUSIP NO. 31865W108               13D/A                Page  9  of  14  Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
       1.   NAME OF REPORTING PERSON: Wynnefield Capital, Inc. Profit Sharing
            Plan
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
            (No. I.R.S. Identification Number)
--------------------------------------------------------------------------------
       2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) [X]
                                `                           (b) [ ]
--------------------------------------------------------------------------------
       3.   SEC USE ONLY
--------------------------------------------------------------------------------
       4.   SOURCE OF FUNDS
            WC (See Item 3)
--------------------------------------------------------------------------------
       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [ ]
--------------------------------------------------------------------------------
       6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            Not Applicable
--------------------------------------------------------------------------------
         NUMBER OF                7.    SOLE VOTING POWER
          SHARES                        -0- shares (See Item 5)
                           -----------------------------------------------------
       BENEFICIALLY               8.    SHARED VOTING POWER
         OWNED BY                       2,174,144 (See Item 5)
                           -----------------------------------------------------
      EACH REPORTING              9.    SOLE DISPOSITIVE POWER
          PERSON                        -0- shares (See Item 5)
           WITH            -----------------------------------------------------
                                  10.   SHARED DISPOSITIVE POWER
                                        2,174,144 (See Item 5)
--------------------------------------------------------------------------------
      11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,174,144 shares (See Item 5)
--------------------------------------------------------------------------------
      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                        [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            29.7% (See Item 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            EP
--------------------------------------------------------------------------------

                             (Page 9 of 14 Pages)

Item 1.  Security and Issuer.

      This Amendment No. 13 (this "Amendment") to Statement of Beneficial Ownership on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of First Aviation Services Inc., a Delaware corporation with its principal executive offices located at 15 Riverside Avenue, Westport, Connecticut 06880-4214 (the "Issuer"). This Amendment is being filed to disclose that the reporting persons have submitted a shareholder proposal for cumulative voting in director elections for inclusion in the Issuer's proxy statement for Issuer's 2005 annual shareholders meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act").

Item 2.  Identity and Background.

      (a), (b), (c) and (f). This Amendment is being filed by Wynnefield Partners Small Cap Value, L.P. ("Partnership"), Wynnefield Partners Small Cap Value, L.P. I ("Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Nelson Obus ("Mr. Obus"), Joshua H. Landes ("Mr. Landes"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), and the Wynnefield Capital, Inc. Profit Sharing Plan (the "Plan", and collectively with Partnership, Partnership-I, the Fund, Mr. Obus, Mr. Landes, WCM, and WCI, the "Wynnefield Group"). Each of the listed entities is separate and distinct with different beneficial owners (whether designated as limited partners or stockholders). Mr. Obus and Mr. Landes are individuals.

      WCM, a New York limited liability company, is the general partner of Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Mr. Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America. The Plan is an employee profit-sharing plan of WCI. Mr. Obus and Mr. Landes share the power to vote and dispose of the Plan's investments in securities.

      The business address of Mr. Obus, Mr. Landes, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

      (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The source and amount of funds expended by members of the Wynnefield Group to acquire the Common Stock held directly by them was previously reported in the original Schedule 13D and in subsequent amendments to the 13D.

(Page 10 of 14 Pages)

      Since  November  22, 2004,  the date of filing of Amendment  No. 12 to the
Schedule 13D (the "Schedule 13D, Amendment No. 12") with the Securities and Exchange Commission (the "Commission"), no member of the Wynnefield Group has purchased any shares of Common Stock.

Item 4.  Purposes of Transaction.

      On January 12, 2005, the Wynnefield Group submitted a shareholder proposal and supporting statement for inclusion in the Issuer's proxy statement for the Issuer's 2005 annual shareholders meeting pursuant to Rule 14a-8 of the Exchange Act. The shareholder proposal recommends that the Issuer's board take the steps necessary to implement cumulative voting in director elections.

      Each member of the Wynnefield Group originally acquired the shares of Common Stock it owns for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group has from time to time recommended to the Issuer's management various strategies for increasing shareholder value, including pursuing sale of the company or a going-private transaction, and will continue to make such recommendations in the future. The Wynnefield Group nominated Mr. Obus for election to the Board at the Issuer's 2003 and 2004 annual meetings of shareholders and solicited proxies on his behalf. The Wynnefield Group also submitted and solicited proxies on behalf of a shareholder proposal considered at the 2004 annual meeting of shareholders for cumulative voting in director elections. The Wynnefield Group continues to pursue Board representation and may recommend other corporate governance changes designed to improve representation of minority shareholders.

      The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations, and other factors. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Exchange Act and applicable state securities or "blue sky" laws.

      Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interests in Securities of the Issuer.

      (a) - (c). As of January 12, 2005, the Wynnefield Group beneficially owned in the aggregate 2,174,144 shares of Common Stock, constituting approximately 29.7% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,310,789 shares outstanding on December 1, 2004, as set forth in the Issuer's report on Form 10-Q for the quarter ended October 31, 2004). Each member of the Wynnefield Group

                             (Page 11 of 14 Pages)
may be deemed to beneficially own the 2,174,144 shares of Common Stock referenced in the preceding sentence because they together constitute a "group" as that term is used in Section 13(d)(3) of the Exchange Act and thereby may each be deemed to share voting and dispositive power with respect to the Common Stock owned directly by any member.

      Partnership owns 749,958 shares of Common Stock directly. Partnership-I owns 910,834 shares of Common Stock directly. WCM has an indirect beneficial ownership interest in shares of Common Stock owned by Partnership and Partnership-I through its status as the sole general partner of Partnership and Partnership-I. Messrs. Landes and Obus are co-managing members of WCM.

      The Fund owns 405,852 shares of Common Stock directly. WCI has an indirect beneficial ownership interest in the shares of Common Stock owned by the Fund through its status as investment manager of the Fund. Messrs. Landes and Obus are the principal executive officers of WCI.

      The Plan owns 7,500 shares of Common Stock directly. Mr. Obus and Mr. Landes share the power to vote and dispose of those shares.

      Mr. Obus owns 100,000 shares of Common Stock directly.

      The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

      To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, or any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock and there have been no transactions in shares of Common Stock effected since the filing of the Schedule 13D, Amendment No. 12, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred since the filing of the Schedule 13D, Amendment No. 12.

      (d) No person, other than each member of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

      (e) Not applicable.

                             (Page 12 of 14 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of April 15, 2004, pursuant to which the parties agreed to jointly file any and all amendments and supplements to Schedule 13D with the Commission.

      Except for the agreement described in the preceding paragraph and the determination by members of the Wynnefield Group to seek board representation and pursue corporate governance changes, as described in Item 4 above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

      None.

                             (Page 13 of 14 Pages)

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  January 13, 2005

WYNNEFIELD CAPITAL, INC.                WYNNEFIELD PARTNERS SMALL CAP
PROFIT SHARING PLAN                     VALUE, L.P.

By:  /s/ Nelson Obus                    By:  Wynnefield Capital Management, LLC,
     ---------------------------------         General Partner
     Nelson Obus, Authorized Signatory

                                        By:  /s/ Nelson Obus
                                             -------------------------------
                                             Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL                      WYNNEFIELD PARTNERS SMALL CAP
MANAGEMENT, LLC                         VALUE, L.P. I


By:  /s/ Nelson Obus                    By:  Wynnefield Capital Management, LLC
     -------------------------------         General Partner
     Nelson Obus, Co-Managing Member

                                        By:  /s/ Nelson Obus
                                             -------------------------------
                                             Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.                WYNNEFIELD SMALL CAP VALUE
                                        OFFSHORE FUND, LTD.

By:  /s/ Nelson Obus                    By:   Wynnefield Capital, Inc.
     -------------------------------
     Nelson Obus, President
                                        By:   /s/ Nelson Obus
                                              ------------------------------
                                              Nelson Obus, President

/s/ Joshua H. Landes
------------------------------
Joshua H. Landes, Individually

/s/ Nelson Obus
------------------------------
Nelson Obus, Individually